Room 4561
Via fax (781) 565-5565

May 22, 2009

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Forms 8-K Filed February 9, 2009 and May 11, 2009**
> **File no. 0-27038**

Dear Mr. Ricci:

We have reviewed your response to your letter dated April 9, 2009 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 26, 2009.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed on January 2, 2009)

Compensation Discussion & Analysis, page 28

General

1.   We refer to your response to prior comment 16. Your response merely repeats the compensation components, objectives and philosophies that serve as the basis for

the implementation of your compensation programs without providing corresponding quantitative and qualitative discussion of how the achievements of your executive officers resulted in the actual compensation awarded in 2008. While you state that you are permitted to omit certain information regarding performance objectives, you should enhance your discussion of how your corporate performance resulted in actual compensation without disclosing information you deem confidential. For example, you state that bonus determinations are made on the basis of minimum and maximum performance targets, but you provide only a single target for each measure. You also state that your executives are entitled to bonuses if the company achieves or exceeds the financial targets you disclose. However, you then state that the Company did not meet the targets, but your executives nevertheless appear to have received bonuses. You include no disclosure regarding how those amounts were determined, with reference to the degree to which targets were achieved or exceeded. We note, for example, that in your response to prior comment 17, you indicate that the compensation committee exercised its discretion to fund the bonus pool in consideration of enumerated elements of corporate performance. You do not appear to have provided any disclosure to this effect in your proxy statement. Please advise, or include responsive disclosure in future filings.

2.   Your disclosure relating to the determination of base salaries should also be enhanced. You provide little information as to how actual base salaries were determined, other than noting that the salaries fell within a broad range of market comparables. In future filings, for each named executive officer please explain how his salary compares to the market and how you determined to set that NEO's salary at that level. If all named executive officer salaries were benchmarked at the same level, please disclose that level and disclose how your compensation committee determined the appropriateness of that level.

Form 8-K Filed on February 9, 2009

3.   We note your response to prior comments 18 to 21 and the revisions to your non-GAAP disclosures as presented in the Company's May 11, 2009 Form 8-K and have the following additional comments:

   •   We note your statement that "[m]anagement utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods." You further indicate that providing non-GAAP information allows investors to view the financial results in the way management views the operating results. Please revise to explain further and provide specific examples to support exactly how management uses these non-GAAP measures. For example, tell us whether management's compensation is tied solely to these measures; whether the annual budget is prepared based on similar non-GAAP information; whether allocation of resources is based on non-GAAP information; or whether your expense analysis are based on non-GAAP information, etc.

- We note from your response to prior comment 19 that non-GAAP revenue includes revenue from a non-monetary exchange transaction as you believe the GAAP results alone do not fully capture the economic activities of the Company. Please explain further how adjusting revenues for this transaction without adjusting the offsetting expenses (i.e. the cost of the assets acquired) portrays in a full and complete manner these economic activities of the Company.

- We note that the Company does not consider transition and integration expenses to be related to the "organic continuing operations" of your business and you also do not consider costs associated with the investigation and/or restatement of acquired entities financial statements or post-closing legal and other professional services associated with your acquisitions to be related to the "organic continuing operations of the acquired businesses." We further note that by continuing operations you mean the ongoing results of the business excluding certain "unplanned costs." Considering the Company's growth through acquisitions over the past few years, please explain further why you believe these unplanned costs, which are typically associated with acquisitions, should be eliminated for non-GAAP purposes.

- You indicate that excluding amortization of intangibles from non-GAAP expense and income measures allows management and investors to evaluate results "as-if" the acquired intangible assets had been developed internally rather than acquired. Please explain this statement further and tell us how excluding the expense associated with acquired intangibles is consistent with including expense for internally developed property. You also indicate that it is important for investors to understand that the use of intangible assets contributed to revenue earned during the periods presented and will contribute to future periods as well. It is not clear how this statement supports excluding amortization for non-GAAP purposes. Please explain further.

- We note that the Company excludes certain other expenses that are the result of other unplanned events to measure operating performance as well as current and future liquidity. Clarify and advise us if you are using certain non-GAAP information as both a performance measure and a liquidity measure. If so, please explain why you have not also reconciled this information to operating cash flows.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

4.   We note your disclosures on page 35 where you indicate that the Company believes cash and cash equivalents on hand, cash flows from future operations, as well a the proceeds from the sale of common stock in January 2009, will be sufficient to meet our working capital and contractual operations as they become due "for the foreseeable future." Please explain further why you separately identified the proceeds from the sale of common stock in January 2009 as a cash resource as such proceeds are already included in your cash and cash equivalent balance at March 31, 2009. Further, please confirm, if true, and revise in the future to indicate whether the Company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief